                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   __________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _______)/1/


                                  Keane, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  486665 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Francis M. Cleary, Keane, Inc., Ten City Square, Boston, Massachusetts 02129
                          (telephone:  (617) 241-9200)
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 21, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

--------------------

  /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 486665 10 2                                     PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marilyn T. Keane

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,850,000 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,850,000 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,850,000 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 486665 10 2                                     PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John F. Keane Qualified Annuity Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,850,000 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,850,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,850,000 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 486665 10 2                                     PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marilyn T. Keane Qualified Annuity Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,850,000 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,850,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,850,000 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, $.10 par value (the "Shares") of Keane, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at Ten City Square, Boston, Massachusetts 02129.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Marilyn T. Keane, a citizen of the United States of America, (2) John F. Keane Qualified Annuity Trust, a trust organized under the laws of Massachusetts, and (3) Marilyn T. Keane Qualified Annuity Trust, a trust organized under the laws of Massachusetts.

     Marilyn T. Keane resides at 55 Black Horse Lane, Cohasset, Massachusetts 02025. The address for each of John F. Keane Qualified Annuity Trust and Marilyn T. Keane Qualified Annuity Trust is c/o John F. Keane, Keane, Inc., Ten City Square, Boston, Massachusetts 02129.

     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 21, 1997, John F. Keane, Marilyn T. Keane's husband, transferred without consideration 1,850,000 Shares to Marilyn T. Keane, which Shares were immediately transferred by Marilyn T. Keane without consideration to the Marilyn T. Keane Qualified Annuity Trust, of which each of John F. Keane and Marilyn T. Keane is a trustee.

     On February 21, 1997, John F. Keane also transferred without consideration 1,850,000 Shares to the John F. Keane Qualified Annuity Trust, of which each of John F. Keane and Marilyn T. Keane is a trustee.



ITEM 4.   PURPOSE OF TRANSACTION.

     The Shares were acquired by the Reporting Persons for estate and tax planning purposes.

                                                               Page 6 of 9 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Marilyn T. Keane may be deemed to be the beneficial owner of an aggregate of 5,937,924 Shares, or 18.2% of the Shares outstanding, consisting of
(i)1,850,000 Shares (the "JFKQAT Shares") held by John F. Keane Qualified Annuity Trust, (ii) 1,850,000 Shares (the "MTKQAT Shares") held by Marilyn T. Keane Qualified Annuity Trust, (iii) 1,817,500 Shares held by an irrevocable trust of which Marilyn T. Keane is a trustee of neither Marilyn T. Keane nor any member of her immediate family in the same household is a beneficiary, and (iv) 420,424 Shares held by Marilyn T. Keane's husband, John F. Keane. Marilyn T. Keane disclaims beneficial ownership of all such Shares other than the MTKQAT Shares. Marilyn T. Keane shares with John F. Keane the power to vote and to dispose of the JFKQAT Shares and the MTKQAT Shares. John F. Keane, a citizen of the United States of America, resides at 55 Black Horse Lane, Cohasset, Massachusetts 02025. During the last five years, John F. Keane has not been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     John F. Keane Qualified Annuity Trust may be deemed to be the beneficial owner of the 1,850,000 Shares held by it, or 5.7% of the Shares outstanding. Marilyn T. Keane Qualified Annuity Trust may be deemed to be the beneficial owner of the 1,850,000 Shares held by it, or 5.7% of the Shares outstanding.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.

                                                               Page 7 of 9 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I correctly certify that the information set forth in this statement is true, complete and correct.



                              Date:            March 7, 1997
                                    ------------------------------------


                                         /s/ Marilyn T. Keane
                              -------------------------------------------
                              Marilyn T. Keane

                                                               Page 8 of 9 Pages


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I correctly certify that the information set forth in this statement is true, complete and correct.



                              Date:            March 7, 1997
                                    ------------------------------------


                              John F. Keane Qualified Annuity Trust


                              By:     /s/ John F. Keane
                                 ----------------------------------------
                                 John F. Keane, as Trustee


                              By:    /s/ Marilyn T. Keane
                                 ---------------------------------------
                                 Marilyn T. Keane, as Trustee

                                                               Page 9 of 9 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I correctly certify that the information set forth in this statement is true, complete and correct.



                              Date:            March 7, 1997
                                    ------------------------------------


                              Marilyn T. Keane Qualified Annuity Trust


                              By:     /s/ John F. Keane
                                 ----------------------------------------
                                 John F. Keane, as Trustee


                              By:    /s/ Marilyn T. Keane
                                 ---------------------------------------
                                 Marilyn T. Keane, as Trustee